DATAMIRROR CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 16, 2005

Voting Results

Resolution #1

The shareholders ratified the resolution for the election of Directors:

                  -   For:                               4,282,674
                  -   Withheld:                            345,195
                  -   Total:                             4,627,869

Resolution #2

The shareholders ratified the resolution for the re-appointment of KPMG LLP, Chartered Accountants as auditor of the Corporation:

                  -   For:                               4,620,374
                  -   Withheld:                              7,495
                  -   Total:                             4,627,869

Resolution #3

On a show of hands, the Chairman declared that the shareholders ratified the approval of the Resolution set forth in the Management Information Circular reconfirming the Shareholder Rights Plan Agreement:

                  -   For:                               4,089,039
                  -   Against:                             538,830

                  -   Total:                            4,627,869

Dated this 16th day of June, 2005.

CIBC MELLON TRUST COMPANY

/s/ Bruce Cornish
Bruce Cornish

/s/ Christopher de Lima
Christopher de Lima